Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019 — 2118
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8600
Fax 713-439-8966
VIA EDGAR
October 17, 2008
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Re:	Baker Hughes Incorporated
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 21, 2008
Schedule 14A Filed March 5, 2008
File No. 001-09397
Dear Mr. Schwall:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 26, 2008, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) on October 2, 2008, regarding the filings listed above. Conversations with the SEC have confirmed the timing for our response would be triggered by the receipt date of the letter and thus would be due by October 17, 2008. Our response repeats the caption and comments contained in the Staff’s August 26, 2008 letter in italics for your reference.
Form 10-K for Fiscal Year Ended December 31, 2007
General
1.	With a view to possible disclosure, please tell us supplementally the Middle Eastern countries in which you conduct business.

     The Company currently conducts on-going business operations in the following countries in the Middle East:
Bahrain
Egypt
Iraq
Kuwait
Oman
Pakistan
Qatar
Saudi Arabia
Syria
United Arab Emirates
Yemen
     The Company’s total revenue in 2007 attributable to countries in the Middle East was less than 10% of the total revenue of the Company. Other than Saudi Arabia, Egypt and Qatar, with revenues equal to approximately 4.5%, 1.5% and 1.2%, respectively, of the Company’s total revenues, no country in the Middle East accounted for more than 1% of the Company’s total revenue.
     The Company only exports or reexports goods, software or technologies to Syria that either are of foreign origin or that are properly authorized or licensed by the U.S. government. The revenues and earnings from these operations are not a significant element of income or loss for the Company, and, therefore, these activities are not material to the Company.
     The Company’s independent, foreign subsidiaries have limited activities in Iran in connection with the completion of a process initiated in 2006 by the independent, foreign subsidiaries to prohibit any business activity that directly or indirectly involves or facilitates transactions in Iran or with its government, including government-controlled companies outside of these countries. The activities are currently limited to providing parts necessary to satisfy warranty requirements under contracts that existed in 2006. Revenue related to activities in Iran was less than $1 million in 2007.
Item 1A – Risk Factors, page 16
2.	Please tailor each risk to the company’s situation. For example, we note that the company conducts business in Venezuela. Given the current political regime in Venezuela, it would appear appropriate to discuss the risks associated with having operations in Venezuela. As another example, discuss the risk of doing business in approximately one-half of the 30 countries having the lowest scores, which indicates high levels of corruption, in Transparency International’s Corruption Perception Index survey for 2007.
     We monitor our business risks periodically and review our risk factors each quarter and from time to time in connection with our SEC filings. In future filings we will continue to review and tailor each risk to the Company’s situation. In our disclosure we attempt to integrate the risk factors, management discussion and analysis, and business outlook sections of our disclosure to provide a clear view of our business opportunities and risks and to avoid repetition.
     The Company operates in 16 of the 30 countries having the lowest scores in Transparency International’s Corruption Perception Index survey for 2007, which includes Venezuela. With respect to our operations in these 16 countries, we have not included specific risk factors since the revenues generated in any one of these countries is not a material element of revenue for the Company. In 2007 the Company had revenues of approximately $665 million attributable to operations in those 16 countries, which was approximately 6.4% of the Company’s overall revenues. This amount includes revenues of approximately $197 million attributable to Venezuela, or approximately 1.9% of the Company’s total revenues. Revenues derived from Venezuela were relatively stable during the years 2005 through 2007; however, they declined as a percentage of total Company revenues in each of the years 2005 through 2007.
     We do, however, include a risk factor on page 18 that addresses the fact that we operate in over 90 countries and that the changes in the legal and business environments in those countries may impact our operations. That risk factor further details the compliance risks specifically related to the Company and its operations in those countries. The Form 10-K also includes disclosures under Item 7 in the section titled “OUTLOOK-Compliance” to specifically outline the actions being taken by the Company to address the compliance risks that are outlined in such risk factor.
Item 8 – Financial Statements and Supplementary Data
Note 1 Summary of Significant Accounting Policies – Reclassifications, page 58
3.	Please tell us the nature and specific types of expenses that comprised the selling and field service costs which have been reclassified. Please also tell us the basis for the original classification as selling, general and administrative, as well as the basis for their subsequent reclassification to costs of sales, services and rentals.
     As noted in our Form 10-K, starting in 2007, we began classifying certain expenses as cost of sales and cost of services and rentals that previously were included in selling, general and administrative expenses. Substantially all of the reclassified costs (approximately 99.7% in 2007) are expenses that were previously included in the selling component of selling, general and administrative expenses. These expenses consist primarily of personnel costs and related expenses of employees that have a wide range of responsibilities, including customer relations and support, selling, field service and technical support. These employees are located primarily in our field and district offices and, to a small degree, our dedicated regional sales offices.
     Our basis for the original treatment was related primarily to the fact that the primary activities of these employees were selling and customer support related and thus the costs were included in selling, general and administrative expenses. In connection with an internal review to improve reporting and, to a lesser extent, to increase comparability with certain competitors, we chose to revise the line item on our income statement to marketing, general and administrative expenses. The new treatment is based on the significant customer support activities conducted by our selling and field service employees and therefore including the cost of these employees as part of cost of sales or cost of services and rentals was considered appropriate. In connection with this change, we redefined marketing expenses to exclude selling expenses and include only limited types of indirect marketing expenses such as all advertising and marketing efforts, business development and the personal costs related to these functions.
Note 15 Commitments and Contingencies – Litigation, page 79
4.	In regards to the pending shareholder derivative suit brought by The Sheetmetal Workers’ National Pension Fund, The Alaska Plumbing and Pipefitting Industry Pension Trust and Chris Larson, we note you have determined that you do not expect these lawsuits to have a material adverse effect on your consolidated financial statements. Your disclosure does not indicate whether you believe a material adverse outcome is reasonably possible or remote. Please clarify your disclosure to indicate your conclusions as to the likelihood of a material adverse outcome using framework identified in paragraph 3 of FAS 5. If you conclude that the likelihood is reasonably possible, please expand your disclosure to include an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you conclude that the likelihood is remote, please state that fact. Please also apply this comment to your related disclosures in your quarterly reports filed on Form 10-Q.
     At this point in the litigation we are not able to classify the likelihood of a loss as either “probable” or “remote”, as defined by FAS 5. Accordingly, the likelihood of a loss must be classified as “reasonably possible” for purposes of FAS 5. Paragraph 10 of FAS 5 requires that when there is at least a reasonable possibility of a loss, the contingency must be disclosed, which we have done. Paragraph 10 of FAS 5 continues to state that where the loss event is at least “reasonably possible”, the disclosure should indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In future filings, we will indicate that at this point in the litigation we are not able make an estimate of the possible range of loss in connection with this litigation. At such time as an estimate of the possible loss or range of loss in connection with this litigation can be made, our future disclosure will be modified to reflect that estimate.
Item 9A – Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 83
5.	We note your management has concluded that your disclosure controls and procedures are effective “in ensuring that the information required to be disclosed by [you] in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined, either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange Act.
     In future filings, we will modify our disclosure to include a reference to the full definition in Rule 13a-15(e) of the Exchange Act.
Schedule 14A Filed March 5, 2008
Review of Senior Executive Performance, page 16
6.	In future filings, please disclose whether the PEO makes any recommendations regarding his own compensation.
     In the introductory section to the Compensation Discussion and Analysis, titled Oversight of Executive Compensation Program, we disclose that the Compensation Committee is responsible for “reviewing and approving the Company’s goals and objectives relevant to the PEO’s compensation, evaluating the PEO’s performance in light of such goals and objectives, and determining the PEO’s compensation level based on this evaluation and other relevant information.”
     In future filings we will expand upon this disclosure to include what, if any, input the PEO has on his or her own compensation, which historically has been none.
Base Salaries, page 17
7.	We note that the Compensation Committee approved base salary increases for the named executive officers for 2007 based on the review of the Survey Data and individual performance. In future filings, please discuss in more detail those aspects of the named executive officers’ individual performance that were considered in increasing their base salaries.
     As disclosed in this section, individual performance is measured by the following factors for each named executive officer: (i) the Survey Data, (ii) the named executive officer’s level of responsibility and experience, (iii) the Company’s overall performance, (iv) promoting our core values and keys to success, (v) improving health and safety, and (vi) demonstrating leadership.

     We note your comment and in future filings will provide additional disclosure, as applicable, to provide further clarification as to how individual performance targets were achieved for a given period.
Annual Incentive Plan, page 18
8.	We note that the named executive officers were awarded an annual bonus for their performance in 2007. In future filings, please explain in more detail the reasons for awarding bonuses to the named executive officers. In this regard, we note that the award of the bonuses was triggered by the performance of two financial metrics, BVA and EPS. It is, however, unclear, what the performance of the metrics was. Also, provide similar disclosure in regards to performance unit awards, the payout of which is calculated based on BVA.
     On page 16 of the filing, we discuss in detail the financial metrics noted in the comment above, each of which can be located in or calculated from information contained in our financial statements. We respectfully submit to the SEC that we have included the necessary disclosures required by providing the means to calculate these metrics as well as disclosing the financial numbers to derive those metrics. We believe that further disclosure as to internal Company financial targets, regardless of their retrospective nature, would result in competitive harm to the Company, which, as noted in Instruction 4 to Item 402(b) of Regulation S-K, is a justified reason to exclude such information. Annual disclosures of internal Company targets for EPS and BVA would provide our competitors useful insight into our management’s plan review process as well as Company targets.
     As referenced in the Staff’s letter, the Company acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated August 26, 2008. Please do not hesitate to call Christopher Powell, Corporate Counsel, at (713) 439-8543 or Sandy Alford, Corporate Secretary, at (713) 439-8673 of the Company with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.

Sincerely yours,
/s/ Peter A. Ragauss
Peter A. Ragauss
Senior Vice President Chief Financial Officer

cc: Sandra E. Alford (Baker Hughes Incorporated)